Company Oxford Glycosciences PLC
                  TIDMOGS
                  Headline Re Agreement
                  Released 07:01 19 Sep 2002
                  Number 3693B



For further information please contact:

      Oxford GlycoSciences Plc
      David Ebsworth, Chief Executive Officer
      Website: www.ogs.com
      Tel: +44 (0) 1235 208000


      Financial Dynamics
      UK Media and Investors
      Melanie Toyne-Sewell
      Sarah Mehanna Tel:
      +44 (0) 20 7831 3113


      US Media and Investors
      Leslie Wolf-Creutzfeldt
      Deborah Arden-Jones
      Tel: +1 - 212 850 5600


For Immediate Release


OGS and FDA to Evaluate Protein Markers
Predictive of Drug Toxicity

Oxford, UK, 19 September 2002 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq:
OGSI) today announced that it has entered a Cooperative Research and Development Agreement (CRADA) with the Center for Drug Evaluation and Research of the US Food and Drug Administration (FDA). The research collaboration will aim to identify serum protein biomarkers that could be useful across species during drug development for early prediction and evaluation of drug‑induced toxicities to minimize risk of serious adverse events in clinical trials as well as after drug approval.

Under the terms of the CRADA, titled "Development of Improved Biomarkers for Early Detection of Myocardial Injury, Vascular Injury, and Liver Injury", FDA researchers will initiate a programme to develop specific models of drug-induced histopathologic injury to the myocardium, the vasculature, and the liver and will produce biological samples suitable for proteomics analysis. The investigators at OGS will use industrial scale proteomics technology to analyse those samples and identify serum markers indicative of specific toxic responses.

David Ebsworth, Ph.D., Chief Executive Officer of OGS, commented:
"Drug-induced toxicity is an increasing concern of regulatory authorities and the pharmaceutical industry in general. For example, drug-induced damage to the liver is the most common type of toxicity that results in a treatment being withdrawn from clinical trials or from further marketing. Similarly, cardiotoxicity is a frequent occurrence in patients undergoing cancer chemotherapy. However, the currently available biomarkers for these common types of drug-induced toxicities have limited sensitivity or predictive value."

He added: "We believe that this research collaboration with the FDA offers great potential for discovering better biomarkers that may have a significant impact on the research and development of safer drugs."

Frank Sistare, Ph.D., Director of the Division of Applied Pharmacology Research at the Center for Drug Evaluation and Research at the FDA, commented: "We have been relying on the same set of clinical chemistry endpoints for routine animal toxicity testing and clinical trial safety monitoring for over 25 years. The proteomic tools available today are empowering us to tap into the wealth of genome sequence information to discover and carefully investigate associations of thousands of proteins with drug-induced toxicities that are now not easily monitored."

<ends>

About OGS

OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline and Pfizer. OGS has drug discovery and development alliances with Medarex, NeoGenesis and BioInvent and technology development collaborations with Applera, Cambridge Antibody Technology, Packard BioScience and The Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human Genome.

OGS has drug research discovery programmes in central nervous system, cancer, infectious disease and glycosphingolipid storage disorders (GSLDs).

In July 2002, OGS' lead compound, ZavescaTM, received a positive opinion from the Committee for Proprietary Medicinal Products, recommending approval of the drug in Europe for the treatment of mild to moderate type 1 Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. Zavesca is undergoing further clinical investigations in several GLSDs.

About CRADAs

A CRADA is a written agreement between a private company and a government agency to work together on a project. By entering into a CRADA, the Federal government and non-Federal partners can optimise their resources and cost-effectively perform research by sharing the costs of this research. The collaborating partner agrees to provide funds, personnel, services, facilities, equipment or other resources needed to conduct a specific research or development effort while the Federal government agrees to provide similar resources but not funds directly to the partner.

This release contains forward-looking statements, such as the commercial potential and success of OGS' collaborations and drug candidates. Factors that could cause actual results to vary significantly from those expressed or implied by these and other forward-looking statements include the success of OGS' research and development strategies, the validity of its technologies and intellectual property position and strategies, the medical conclusions on which Zavesca (INN:miglustat) is based and uncertainties related to the regulatory process.
END